Exhibit 21.1

Envestnet, Inc.

Subsidiaries of the Registrant

Jurisdiction of
Name	Incorporation
Envestnet Asset Management, Inc.	Delaware
Envestnet Asset Management Canada, Inc.	Quebec
Envestnet Asset Management.com India Pvt. Ltd. Inc.	India
Envestnet Institute, Inc.	Delaware
Envestnet Portfolio Solutions, Inc.	Delaware
Envestnet Retirement Solutions, LLC	Delaware
KD Advisors, LLC	North Carolina
Klein Decisions, Inc.	North Carolina
NetAssetManagement, Inc.	Delaware
Oltis Software LLC	Arizona
Oberon Financial Technology, Inc.	Delaware
PMC International, Inc.	Colorado
Portfolio Brokerage Services, Inc.	Colorado
Portfolio Management Consultants, Inc.	Colorado
Prima Capital Holding, Inc.	Colorado
Tamarac, Inc.	Washington
Wheelhouse Analytics, Inc.	Pennsylvania
Yodlee, Inc.	Delaware
Yodlee Canada, Inc.	Canada
Yodlee Group Australia PTY Ltd.	Australia
Yodlee Infotech Private Limited	India